Exhibit 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

AMERICAN ELECTRIC TECHNOLOGIES, INC.

(Document number P96000086882)

*     *     *

Pursuant to the provisions of section 607.1006, Florida Statutes, American Electric Technologies, Inc. (the “Corporation”) adopts the following amendments to its Articles of Incorporation.  These amendments were duly approved on July 17, 2019 by the shareholders of the Corporation.  The number of votes cast by the common shareholders and the Series A Convertible Preferred shareholders voting as a single group, the only group entitled to vote, was sufficient for approval.

The effective date and time of the following Amendments shall be 12:01 a.m. on July 29, 2019 (the “Effective Time”).

1.  Name change. At the Effective Time, Article 1 of the Corporation’s Articles of Incorporation is hereby amended to read as follows:

The name of the corporation is Stabilis Energy, Inc.

2.  Reverse stock split.  At the Effective Time, a one-for-eight reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each eight shares of Common Stock of the Corporation issued and outstanding (or held in treasury) immediately prior to the Effective Time shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock.  Notwithstanding the immediately preceding sentence, no fractional shares shall be issued upon the reverse stock split. All shares of Common Stock (including fractions thereof) issuable upon the reverse stock split held by a holder prior to the Effective Time shall be aggregated for purposes of determining whether the reverse stock split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the reverse stock split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the reverse stock split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of such fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the last trading day immediately preceding the Effective Time (as adjusted to give effect to the reverse stock split), rounded up to the nearest whole cent.

The reverse stock split will be accomplished as follows:

a.  Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.

b.  The appropriate officers of the Corporation are authorized and directed as soon as practicable after the Effective Time, to notify each shareholder of record as of Effective Time to turn in their certificates in exchange for new certificates representing the Corporation’s Common Stock to which they shall be entitled pursuant to the reverse stock split and any applicable fractional share payment as described herein.

c.  The Board of Directors of the Corporation or any executive committee thereof is empowered to adopt further rules and regulations concerning the foregoing reverse stock split and to appropriately adjust any options, warrants, restricted stock units or other securities or rights which are convertible or issuable into shares of the Corporation’s Common Stock as they deem to be fair and equitable and in the best interests of the Corporation.

3. Reduction of number of authorized shares of Common Stock. At the Effective Time of the reverse stock split the authorized shares of Common Stock of the Corporation is reduced from 300,000,000 shares to 37,500,000 shares and the first sentence of Article 3 of the Articles of Incorporation is amended to read as follows:

The total amount of capital stock which this Corporation has the authority to issue is as follows:

37,500,000 shares of Common Stock, $.001 par value per share; and 1,000,000 shares of Preferred Stock, $.001 par value per share.

.

AMERICAN ELECTRIC TECHNOLOGIES, INC.

By: s/Joel Bernstein

       Joel Bernstein

       Secretary

July 19, 2019